Exhibit 12.1
HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	For the Three
	Months Ended
	March 31,	For the Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Interest factor of rent expense(1)	$907	$3,373	$3,319	$3,067	$2,838	$2,354
Interest expense	2,154	7,684	8,374	7,453	8,301	8,884
Capitalized interest	—	—	—	—	—	23

Total fixed charges	$3,061	$11,057	$11,693	$10,520	$11,139	$11,261

Earnings from continuing operations before income tax expense	$118,333	$278,747	$240,753	$166,734	$152,396	$54,825
Fixed charges	3,061	11,057	11,693	10,520	11,139	11,261
Capitalized interest	—	—	—	—	—	(23)

Earnings per calculation	$121,394	$289,804	$252,446	$177,254	$163,535	$66,063

Ratio of earnings to fixed charges(2)	39.66	26.21	21.59	16.85	14.68	5.87

(1)	Estimated to be 33% of total rent expense.

(2)	Earnings per calculation divided by total fixed charges.